Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140
513-360-4704

November 10, 2020

VIA EDGAR
United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones
Re:    Workhorse Group Inc.
Registration Statement on Form S-3
File No. 333-249707
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Workhorse Group Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Thursday November 12, 2020, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our general counsel, by calling Stephen Fleming, Esq., at (516) 902-6567.
The Company hereby acknowledges the following:
•that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance in this matter.
WORKHORSE GROUP INC.
By: /s/ Steve Schrader
Name: Steve Schrader
Title: Chief Financial Officer